Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

July 30, 2015

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance NextShares Trust (File Nos.: 333-197733; 811-22982) (“Trust I”)

Eaton Vance NextShares Trust II (File Nos.: 333-197734; 811-22983) (“Trust II”)

(collectively, the “Trusts”)

Dear Ms. Lithotomos:

This letter responds to comments you provided telephonically to the undersigned on May 20, 2015 regarding pre-effective amendment no. 2 to each Trust’s registration statement on Form N-1A (“Pre-Eff. No. 2”) filed on behalf of its respective series1 (each a “Fund” and together the “Funds”) on April 9, 2015.  The comments and responses are set forth below.  Each Registrant will file pre-effective amendment no. 3 to its registration statement (the “Amendment”) to reflect applicable disclosure changes made in response to the comments.   Each Amendment also will include relevant disclosure changes to registration statements of other Eaton Vance funds made after the filing of Pre-Eff. No. 2, along with certain other immaterial changes.  The Amendments also include or incorporate by reference the exhibits required to be filed with the registration statements and audited financial statements.  References to the “April Response Letter” herein are to the Registrants’ responses to your comments received telephonically on February 5,

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The registration statement for Eaton Vance NextShares Trust registers shares of the following ten series:  Eaton Vance Balanced NextShares (“Balanced NextShares”); Eaton Vance Global Dividend Income NextShares (“Global Dividend Income NextShares”); Eaton Vance Growth NextShares (“Growth NextShares”) (formerly Eaton Vance Large-Cap Growth ETMF); Eaton Vance Large-Cap Value NextShares (“Large-Cap Value NextShares”); Eaton Vance Small-Cap NextShares (“Small-Cap NextShares”); Eaton Vance Stock NextShares (“Stock NextShares”); Eaton Vance Richard Bernstein All Asset Strategy NextShares (“Bernstein All Asset Strategy NextShares”); Eaton Vance Richard Bernstein Equity Strategy NextShares (“Bernstein Equity Strategy NextShares”); Parametric Emerging Markets NextShares (“Parametric Emerging Markets NextShares”); and Parametric International Equity NextShares  (“Parametric International Equity NextShares”).

The registration statement for Eaton Vance NextShares Trust II registers shares of the following eight series:  Eaton Vance Bond NextShares (“Bond NextShares”); Eaton Vance Floating-Rate & High Income NextShares (“Floating-Rate & High Income NextShares”); Eaton Vance Global Macro Absolute Return NextShares (“Global Macro Absolute Return NextShares”); Eaton Vance Government Obligations NextShares (“Government Obligations NextShares”); Eaton High Income Opportunities NextShares (“High Income Opportunities NextShares”); Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares (“Laddered Municipal Bond NextShares”); Eaton Vance High Yield Municipal Income NextShares (“High Yield Municipal Income NextShares”); and Eaton Vance National Municipal Income NextShares (“National Municipal Income NextShares”).

2015 and reflected in correspondence filed on April 9, 2015 (Accession No. 0000940394-15-000487).

As noted in response to Comment No. 1 in the April Response Letter, the Funds intend to list their shares on the NASDAQ Stock Market LLC (“Nasdaq”) after the registration statements are declared effective.  On July 22, 2015, the U.S. Securities and Exchange Commission (“SEC”) approved Nasdaq’s request pursuant to the provisions of Section 19(b)(1) of the Securities Exchange Act of 1934, as amended, and Rule 19b-4 thereunder, for a proposed rule change to list and trade the Funds under Nasdaq Rule 5745 (the “Nasdaq Rule Request”).

Comment No. 1:  Provide the guidance that supports the inclusion of related performance in the prospectuses of certain Funds.

Response 1:  The Trusts believe related performance information may be contained in the statutory prospectus for a Fund as long as it is not presented in a misleading manner and complies with certain conditions set forth in SEC staff no-action letters. The SEC staff has stated that it will not recommend enforcement action for certain types of related performance information included in fund prospectuses, advertisements and supplemental sales materials if such performance is selected, calculated and presented in accordance with such guidance.  The types of permitted related performance information include, among others, performance information from other registered investment companies managed by the same adviser and sub-adviser (see ITT Harford Mutual Funds (pub. avail. Feb. 7, 1997)) and prior performance of private and institutional accounts (see Nicholas-Applegate (pub. avail. Feb. 7, 1997); Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996); and GE Funds (pub. avail. Feb. 7, 1997).  This SEC guidance states that related performance must be (i) based on portfolios with substantially similar investment policies, objectives, restrictions and strategies; (ii) calculated in accordance with applicable SEC standards; (iii) no more prominent than the fund’s own performance information; and (iv) accompanied by disclosure that (a) states the past performance shown represents results for different funds or accounts; (b) states the past performance of the related account is not indicative of past or future performance of the fund; (c) compares the related performance to a relevant index; and (v) describes all material differences between the fund and the accounts.2

The prospectuses for the following Funds contain related performance of other mutual funds or private accounts managed by the investment adviser and (where applicable) the sub-adviser:  Balanced NextShares; Global Dividend Income NextShares; Small-Cap NextShares; Floating-Rate & High Income NextShares;  Bernstein All Asset Strategy NextShares; Bernstein Equity Strategy NextShares; Parametric Emerging Markets NextShares; Parametric International Equity NextShares; Laddered Municipal Bond NextShares; High Yield Municipal Income NextShares; and National Municipal Income NextShares. In each case, such performance and the accompanying disclosures comply with the requirements set forth above.

Comment No. 2:  Explain how the changes to the meaning of “global” in Global Dividend Income NextShares (“GDI Fund”) are consistent with Rule 35d-1.  The staff believes that based on footnote 42 in the Names Rule release there is no flexibility to use a standard other than the 40% test.  With respect to the proposed alternative to the 40% test, change the reference to

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See also Securities and Exchange Commission - IM Guidance Update  No. 2013-05 (Disclosure and Compliance Matters for Investment Company Registrants that Invest in Commodity Interests) (new fund may seek to include in its prospectus the performance record of other funds or private accounts managed by the fund’s investment adviser); Bramwell Growth Fund (pub. avail. Aug. 7, 1996).

“issuers” in (ii) to “companies.”  Also confirm that compliance with elements (i) and (ii) would be required.

Response 2:  Registrant believes that the revised disclosure for Global Dividend Income NextShares contained in Pre-Eff. No. 2 is consistent with Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”).  The Release states that the term “global” connotes “diversification among investments in a number of different countries throughout the world”  (emphasis added). While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1, the SEC indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.”  The Release does not expressly state that a fund with “global” in its name must invest at least 40% of its assets outside the United States.  In response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with global in their names, the ICI reported to its members in June 2012 that the staff of the Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”).  According to the ICI report, the staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

Registrants have identified recent filings by other global funds that are required by prospectus to invest their assets throughout the world, but not specifically in accordance with the 40% Test.3 Registrants believe that GDI Fund’s policy of investing under normal market conditions: (i) at least 25% of its net assets in companies located outside of the United States, which may include emerging market countries; and (ii) in companies located in at least five different countries (including the United States) would lead a reasonable investor to conclude that GDI Fund invests in a manner consistent with the use of “global” in its name.  Registrants confirm that GDI Fund will be required to comply with the requirements of (i) and (ii) set forth above.

Comment No. 3:  Confirm you will file all agreements required to be filed in Part C in a future filing.

Response 3:  All agreements required to be filed in Part C will be included or incorporated by reference in the Amendments.

Comment No. 4:  Confirm that the market value of derivatives is marked-to-market daily.  Also confirm that the Funds segregate the full notional amount required to cover obligations under derivative instruments.  Alternatively, identify instruments for which the Funds do not segregate the notional amount of the obligation.

Response 4:  Registrants confirm that the market value of derivatives is marked-to-market daily.  With respect to physically settled derivatives contracts and certain cash-settled options, a Fund segregates the notional value of the instrument underlying such contracts or otherwise covers such obligations.  For non-deliverable forward contracts and certain other contracts where a Fund’s contractual obligation is limited to a cash payment of the net settlement amount owed to

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Such funds’ prospectuses reference investing in companies located around the world and in a number of different countries; investing at least 20% of assets in securities of issuers economically tied to countries other than the United States and holding securities of issuers economically tied to at least ten different countries including the United States; and allocating assets among securities of issuers located in at least eight different countries (which may include the United States).

the counterparty, the Fund segregates the marked-to-market value of the amount payable under the contract.  Based on advice from counsel and recent discussions with members of the SEC staff, Registrants believe the Funds’ segregation practices are consistent with the SEC’s guidance in Investment Co. Act Rel. No. 10666 (Apr. 18, 1979) and subsequent staff guidance relating to segregation.

Comment No. 5:  Further to the Registrants’ response to Comment No. 8 in the April Response Letter, further define “emerging market countries” or identify a definition elsewhere in the prospectus for Parametric Emerging Markets NextShares (“EM Fund”).

Response 5:  The first paragraph under “Principal Investment Strategies” in the Fund Summary included in the EM Fund’s prospectus states that emerging market countries are generally countries not considered to be developed market countries and therefore not included in the MSCI World Index.

Comment No. 6:  Further to the response to Comment No. 9 in the April Response Letter relating to Parametric International Equity NextShares, domicile alone is not sufficient to establish an economic tie to a country.  Please revise the disclosure.

Response 6:  The disclosure has been revised to indicate that a company will be considered to be located outside the United States if it is domiciled in and tied economically to one or more non-U.S. countries.

Comment No. 7:  Clarify in the prospectus that unlike ETFs, the Funds will not disclose full portfolio holdings daily.

Response 7:   The following disclosure appears under “How NextShares Differ from ETFs” under “Additional information About NextShares” in each Fund’s prospectus:

Unlike actively managed ETFs, NextShares are not required to disclose their full holdings on a daily basis, thereby protecting fund shareholders against the potentially dilutive effects of other market participants front-running the fund’s trades. Because the mechanism that underlies efficient trading of NextShares does not involve non-Basket instruments, the need for portfolio holdings disclosure to achieve tight markets in NextShares is eliminated.

A cross-reference to this disclosure has been added to “Portfolio Holdings Disclosure” in each Fund’s prospectus.  Please note that each Fund will post to its website each day the securities, other instruments and cash included in the Basket, as well as the transaction fee.  Related disclosure has been added to “Creations and Redemptions” and “Transaction Fees” under “Buying and Selling Shares” in each Fund’s prospectus.

Comment No. 8:  Explain why the Funds are not required to disclose the members of the adviser’s Valuation Committee under Item 23(c) of Form N-1A.

Response 8:  Item 23(c) requires that a Fund describe the method(s) used to value its assets.  Instruction 1 to Item 23(c) requires a description of the valuation procedure(s) that a Fund uses in determining the net asset value and public offering price of its shares.  Item 23(c) does not require

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that the members of any committee that oversees the implementation of a Fund’s valuation procedures be disclosed.4

Comment No. 9:  Confirm that the disclosure concerning the subsidiary of Global Macro Absolute Return NextShares (“GM Fund”) is complete and accurate in all material respects.

Response 9:  As disclosed in GM Fund’s prospectus included in Pre-Eff. No. 2, GM Fund will operate in a master-feeder structure and invest its assets in Global Macro Portfolio (“GM Portfolio”), a registered investment company with the same investment objective, policies and restrictions.   GM Portfolio has established, and may invest up to 25% of its total assets in, Eaton Vance GMP Commodity Subsidiary, Ltd. (the “Subsidiary”). Registrants confirm that the disclosure concerning the Subsidiary is complete and accurate in all material respects.

Comment No. 10:   Confirm that expense waivers included in Fund fee tables will continue for at least one year and that such waivers are only reflected in year one of the Example.

Response 10:  The Trusts confirm that expense waivers included in Fund fee tables will continue for at least one year and that such waivers are only reflected in year one of the Example.

Comment No. 11:  Explain why the reference to “net assets (including any borrowings)” is only with respect to a Fund’s 80% policy.

Response 11:  A Fund’s 80% policy is based on “net assets (including any borrowings)” because it is required by Rule 35d-1 under the Investment Company Act of 1940, as amended.  No similar requirement exists for other Fund investment restrictions.  Registrants note that no Fund is permitted to borrow for investment purposes.

Comment No. 12:  Supplementally provide information about the range of premiums and discounts to a Fund’s net asset value per share (“NAV”) that are expected to be reflected in market prices.

Response 12:  As discussed in Response 17 below and disclosed under “Buying and Selling Shares – Trading in the Secondary Market” in each Fund’s prospectus, premiums and discounts will be determined by market factors, including the balance of supply and demand for shares among investors, transaction fees and other costs associated with creating and redeeming Creation Units of shares, competition among market makers, the share inventory positions and inventory strategies of market makers, and the volume of share trading.

When a Fund is in significant net demand (imbalance of buyers over sellers), we believe the average price to purchase Fund shares will generally be at a modest premium to market makers’ estimated cost to acquire Creation Units of shares.  If, for example, the estimated cost to acquire Creation Units of shares is $0.005 per share (equal to $125 per Creation Unit of 25,000 shares at a $20.00 NAV), we would expect purchase prices generally to be in a range of NAV +$0.01 to +$0.02.  When a Fund is in significant net supply (imbalance of sellers over buyers), we believe the average price to sell Fund shares will generally be at a modest discount to market makers’ estimated cost to redeem Creation Units of shares.  If market makers’

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To the extent that any such committee is a standing committee of the Fund Board, the members of such committee would be disclosed as required by Item 17 of Form N-1A.  As discussed in response to Comment No. 13 of the April Response Letter, the Valuation Committee of Eaton Vance Management (“EVM”) is not a standing committee of the Fund Board.

estimated cost to redeem Creation Units of shares is again $0.005 per share, we would expect purchase prices of Fund shares generally to be in a range of NAV -$0.01 to -$0.02.  Higher premiums to acquire shares of Funds in net demand and greater discounts on sales of Fund shares in net supply should apply when market makers’ costs to create and redeem Creation Units are higher.

The price at which shares may be sold when a Fund is in net demand will fall below the corresponding purchase price by the amount of bid-offer spread that then applies, which should normally be determined primarily by the level of market maker competition and the volume of share trading.  Similarly, the price at which shares may be purchased when a Fund is in net supply will exceed the corresponding sale price by the current bid-offer spread.  We believe that providers of liquidity (i.e., sellers of shares when a Fund is in net demand and buyers of shares when a Fund is in net supply) should be able to routinely execute share trades at a market price that is equal to NAV or better (i.e., sell above NAV or buy below NAV).

Comment No. 13:  Add comparative information about mutual funds under “About NextShares” in the Fund Summary.

Response 13:   The requested disclosure (underlined below) has been added to the third paragraph under “About NextShares” in the Fund Summary of each Fund’s prospectus.

There are important differences between NextShares and exchange-traded funds (“ETFs”) and mutual funds.  Similar to ETFs, NextShares trade throughout the day on an exchange.  Unlike ETFs, trading prices of NextShares are directly linked to the fund’s next NAV rather than determined contemporaneously in the market.  Like mutual funds, NextShares seek to maintain the confidentiality of fund trading information and enable investors to buy and sell at NAV-based prices.  Different from mutual funds, individual shares may not be directly purchased or redeemed from the Fund and trade prices generally vary from NAV.

Comment No. 14:  If Funds are expected to have Acquired Fund Fees and Expenses (“AFFE”), confirm they are reflected in the fee table.

Response 14:   AFFE are reflected in a Fund’s fee table as required by Item 3 of Form N-1A, if applicable.

Comment No. 15: Under “Pooled Investment Vehicles,” confirm that a pooled investment vehicle (“PIV”) will be considered to meet a Fund’s 80% policy only if the PIV invests at least 80% of its net assets in the assets consistent with the Fund’s 80% test.

Response 15:  Registrants confirm that a PIV will be considered to meet a Fund’s 80% policy only if the PIV invests at least 80% of its net assets in the assets consistent with the Fund’s 80% test and related disclosure has been revised accordingly.

Comment No. 16:  Is NextShares trademarked?

Response 16:  The term NextShares is trademarked.

Comment No. 17:   Under “Buying and Selling Shares” it states that premiums and discounts will be driven by market factors.  Provide more detail about such factors and how they may impact premiums and discounts.

Response 17:  The requested disclosure (underlined below) has been added to the fourth paragraph under “Buying and Selling Shares – Trading in the Secondary Market” of each Fund’s prospectus.

The premium or discount to NAV at which the Fund’s share transactions are executed will depend on market factors, including the balance of supply and demand for shares among investors, transaction fees and other costs associated with creating and redeeming Creation Units of shares, competition among market makers, the share inventory positions and inventory strategies of market makers, and the volume of share trading. The cost to buy shares will generally increase when there is an imbalance of buyers over sellers and as the costs of creating Creation Units increase.  The cost to sell shares will generally increase when there is an imbalance of sellers over buyers and as the costs of redeeming Creation Units increase.  Reflecting these and other market factors, prices for Fund shares in the secondary market may be above, at or below NAV.  Trading premiums and discounts to the Fund’s NAV may be significant.  Different from how Fund shares trade, purchases and sales of mutual fund shares are made at the next-determined NAV and transactions in shares of ETFs are priced intraday and not directly related to the ETF’s NAV.

Comment No. 18:  For Richard Bernstein All Asset Strategy NextShares provide an exhaustive list of the instruments in which the Fund is permitted to invest in the prospectus summary (replacing the short list that follows “including…”).

Response 18:  The disclosure has been revised to state that the Fund expects to invest principally in fixed income securities that are issued by corporations, issued or guaranteed by the U.S. government or its agencies or instrumentalities, obligations of other sovereign nations, municipal obligations, mortgage-backed and asset-backed securities, inflation-linked debt securities or zero-coupon bonds.  The Fund may also invest in senior loans and variable-rate obligations.

Comment No. 19:  Under “Pooled Investment Vehicles” provide a complete list of PIVs (instead of “…including….”).

Response 19:  The disclosure has been revised to state that pooled investment vehicles are open- and closed-end investment companies affiliated or unaffiliated with the investment adviser, exchange traded funds (“ETFs”) and other similarly structured investment vehicles.

Comment No. 20:  Will the Funds use the ReFlow Liquidity Program?  If not, explain ReFlow disclosure included in the statement of additional information (“SAI”).

Response 20:  The Funds will not use the ReFlow Liquidity Program. The table under “Strategies and Risks” in each Fund’s SAI identifies investments and investment practices utilized by one or more Eaton Vance funds.  A category is checked in the table only if the investment or investment practice is permitted for a fund included in such SAI.  “Participation in the ReFlow Liquidity Program” is not checked in the table contained in any Fund SAI.

Comment No. 21:  Provide the basis for linking a Fund’s performance in the prospectus to that of its master fund (“Portfolio”).

Response 21:   Fund performance linked in the prospectus to the performance of a Portfolio5 is included based on guidance set forth in Managers Core Trust (pub. avail. Jan. 28, 1993) (feeder funds may adopt the performance of master fund).  Consistent with such guidance, each Fund has the same objective, policies and restrictions as its corresponding Portfolio, as well as the same investment adviser, sub-adviser (if applicable) and portfolio manager(s) as such Portfolio.

Comment No. 22:  If a Fund can engage in short sales, confirm whether an estimate of associated costs is reflected in the fee table.

Response 22:   If a Fund can engage in short sales, an estimate of associated costs is reflected in “Other Expenses” in its fee table.

Comment No. 23:  Disclose the meaning of “TABS” as included in the name of Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares.

Response 23:  TABS refers to the Tax-Advantaged Bond Strategies division of EVM, investment adviser for the Funds. Disclosure has been added under “Management and Organization” in the statutory prospectus for Laddered Municipal Bond NextShares to clarify that the Fund is managed by members of the TABS division.

Representations:

The Trusts acknowledge that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

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the Trusts may not assert this action as defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Amendments, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President

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The following seven Funds have linked performance to their corresponding Portfolio in the summary prospectus:  Growth NextShares; Large-Cap Value NextShares; Stock NextShares; Bond NextShares; Global Macro Absolute Return NextShares; Government Obligations NextShares; and High Income Opportunities NextShares.